January 22, 2008
Via EDGAR
The Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549
Attn: Evan Woody, Branch Chief
Jennifer Monick, Staff Accountant

Re:	Income Opportunity Realty Investors, Inc. (Commission File No. 001-14784; CIK No. 0000949961) — Form 10-K for the fiscal year ended December 31, 2006 filed March 30, 2007
Ladies and Gentlemen:
     On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOT”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of IOT in response to a letter of additional comment from the Staff of the Securities and Exchange Commission dated January 10, 2008. Schedule 1 annexed to this letter contains the response to the comment of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referenced in the comment.
     This letter is being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Steven A. Abney, Executive Vice President and Chief Financial Officer of IOT at 469-522-4238 direct. For your future reference, the facsimile transmission number for IOT should be 469-522-4240.

Very truly yours,
/s/ Steven C. Metzger

Steven C. Metzger

cc:	Steven A. Abney Executive Vice President and Chief Financial Officer Income Opportunity Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

SCHEDULE 1
RESPONSE TO COMMENT OF THE STAFF OF
THE SECURITIES AND EXCHANGE COMMISSION
BY LETTER DATED JANUARY 10, 2008 WITH RESPECT TO FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 OF
INCOME OPPORTUNITY REALTY INVESTORS, INC.
COMMISSION FILE NO. 1-14784

     The following information is to provide a further response to an additional comment of the Staff of the Securities and Exchange Commission rendered by letter dated January 10, 2008 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2006 of Income Opportunity Realty Investors, Inc. (the “Company”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2006 (which was filed on March 30, 2007).
Form 10-K for the year ended December 31, 2006
Financial Statements
Consolidated Balance Sheets, page 28
Comment/Observation No. 1.
We note your response to our prior comment one. Please tell us how you have accounted for the acquisition of the 29.04% interest in MOPI. In addition, please tell us your basis for consolidation subsequent and the literature relied upon. Lastly, it appears you consolidate 100% of MOPI, and only allocate 9.14% of MOPI’s income to minority interest. Please tell us how you determined it was not necessary to record minority interest for the additional 71% owned by the two affiliated entities. Within your response to each of the previous requests, please reference the authoritative literature relied upon by management.

Response to Comment/Observation No. 1.

Due to the complexity of the issues raised in your comment a review of the history of events would aid in the explanation of the accounting and disclosures in question. There are three significant events relevant to the issue, each discussed in turn below.
1.)	In April, 2002, as disclosed in Note 5 to the December 31, 2002 financial statements and as modified in Note 5 to the December 31, 2003 financial statements filed in Form 10-K/A on September 29, 2005 (reprinted in part below) the Company (along with some of it’s affiliates) entered into a transaction to transfer its’ residential real estate properties to partnerships formed with Metra Capital LLC (the “Metra Transaction”). In accordance with SFAS 66, the transaction was accounted for as a financing transaction due to significant continuing involvement by the Company and it’s affiliates and other considerations. As a result, the residential real estate remained assets of the Company for Generally Accepted Accounting Principles (“GAAP”) but was treated as a sale for tax/legal basis. The accounting for this transaction was the subject of several comment letters (the final letter being dated November 9, 2005) from the Securities and Exchange Commission accounting staff with the result being certain improvements to the footnote disclosure and correction of the accounting for certain operating items but no changes to the accounting as a financing transaction.
Note 5 (in part) to the December 31, 2003 financial statements:

In April 2002, the Company transferred all of its residential properties to partnerships formed with Metra Capital LLC (“Metra”). The properties included the 60-unit Brighton Court, the 92-unit Del Mar, the 68-unit Enclave, the 280-unit Meridian, the 57-unit Signature, and the 114-unit Sinclair, all located in Midland, Texas, and the 106-unit Treehouse located in San Antonio, Texas. Innovo Realty, Inc., a subsidiary of Innovo Group, Inc. (“Innovo”) is a limited partner in the partnerships that purchased the properties. A former director of ARI, a related party, controlled approximately 11.67% of the outstanding common stock of Innovo. The transfer constituted 23% of the total assets of the Company as of December 31, 2001. The transfer price for the properties totaled $26.2 million, of which the Company received $5.3 million in cash after the payment of $15.9 million in debt and various closing costs. Management determined to account for the transaction as a refinancing transaction (rather than a sale) in accordance with SFAS 66 “Accounting for Sales of Real Estate.” At the time of the transaction in April 2002, ARI was a related party to the Company by virtue of ARI’s subsidiaries’ ownership of approximately 28.5% of the then outstanding common stock of the Company, and the fact that ARI and the Company had the same persons as executive officers. The compensation price for the properties transferred totaled $26.2 million and possible additional contingent consideration depending upon the sale price of the properties by the Metra partnerships. The Company also received $5.2 million in value of 8% in non-recourse, non-convertible preferred stock of Innovo. Based upon the prospect of additional consideration, ultimate continued involvement through the preferred stock and the related-party nature of the former ARI director’s involvement, as well as the Company retaining a right to approve the price of any ultimate sale by a Metra partnership of the properties, and a process by which the Company effectively guaranteed a preferential return to the Metra investors, management determined that the transaction must be classified as a financing transaction and not a sale. The Company continued to be able to exert control over the Metra partnerships, and no sale was recorded. The Treehouse property was subsequently sold to a non-related party in February 2004, and all of its debts have been repaid to the lenders at the time of the sale.
2.)	In August, 2004 the Company and its’ affiliates commenced litigation against certain parties to the Metra Transaction for failure to comply with certain terms of the agreements. The litigation was settled in August, 2005 as disclosed in Note 5, to the December 31, 2005 financial statements (reprinted in part below). The settlement agreement, a modification to the financing agreement, transferred a portion of the residential real estate properties back to the Company and its’ affiliates for tax/legal basis in the form of stock in Midland Odessa Properties, Inc. (“MOPI”). The Company received 29.4% of the shares of MOPI as part of the settlement (the “MOPI Settlement”), representing its’ proportionate interest in the residential real estate transferred in the Metra Transaction, with the balance of the shares distributed to its’ affiliates in the Metra Transaction. MOPI, in turn, is a 30% limited partner in certain partnerships formed in the Metra Transaction to hold the residential real estate properties.
Note 5 (in part) to the December 31, 2005 financial statements:

During August, 2004, certain entities, including the Company, instituted an action in a Texas state court against Innovo and Metra and others over the process, as well as distribution questions. During April 2005, a resolution of the litigation occurred settling all liabilities remaining from the original partnership arrangements which included a return of the Metra investor equity, prepayment of prospective asset management fees and miscellaneous fees and transaction costs from the Company and the other plaintiffs as a payment of the Preferential Return along with the delegation of management to another entity. Of the payment made, the Company recognized expense of $56,000 and a reduction of $1,476,000 in liabilities during the second quarter of 2005.

From Item 13. Certain Relationships and Related Transactions (December 31, 2005 Form 10-K)

During April 2005, in connection with the resolution of certain litigation filed August 10, 2004 by the Company, ARI, and TCI, the Company owns 19.9% of Midland Odessa Properties, Inc. (formerly Innovo Realty, Inc.) (“MOPI”), the balance of which is owned by ARI and TCI. MOPI in turn is a 30% limited partner in several “METRA” partnerships formed in 2002 when the Company sold all of its then owned residential properties to partnerships controlled by METRA Capital LLC. The original sale transactions were accounted for as refinancing transactions with the Company continuing to report the assets and new debt incurred by the “METRA partnerships on the Company’s financial statements. As properties are sold to independent third parties, the transactions are reported as sales. See Notes 5 and 6 to the Consolidated Financial Statements.
Since the Company had been accounting for the residential real estate properties as directly owned assets in accordance with its’ accounting for the previously discussed financing transaction (see No. 1 above), this event did not have any effect on the Company’s GAAP accounting for the residential real estate assets in the financial statements. The MOPI Settlement did affect the amount of debt incurred in the Metra Transaction and the accounting for certain operating items.

3.)	Contemporaneously with the MOPI Settlement the Company sold (the “MOPI Sale”), for approximately $475,000, 9.14% of MOPI (reducing its’ interest to 19.9%) to one of its’ affiliates in the Metra Transaction as that affiliate desired to own 80% of MOPI so that it could be consolidated for income tax purposes. This sale, for GAAP purposes, represents the sale of a 2.742% (9.14% of 30%) interest in the Company’s directly owned residential real estate assets and was accounted for a “minority interest” as each residential real estate asset is held by a separate corporation. A proportionate share of the residential real estate income or loss is allocated to the affiliate.
In response to comment 1, the Company did not “acquire” its’ interest in MOPI for GAAP financial statement purposes. The interest in MOPI was received in a legal settlement and represents the return of a portion of certain assets, for tax purposes, transferred in the Metra financing transaction. The Company does not consolidate MOPI for GAAP purposes but has continued to account for the residential real estate as directly owned assets in accordance with SFAS 66. The portion of the residential real estate sold to an affiliate, represented by the MOPI Sale, has been accounted for as a minority interest in accordance with the guidance ARB 51, APB 16, and SFAS 141.